

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2011

Dr. Sean D. Williams
Chief Executive Officer
Webtradex International, Inc.
2101 Vista Parkway, Suite 292
West Palm Beach, FL 33411

>   **Re: Webtradex International, Inc.**
>   **Form 10-K for Fiscal Year Ended March 31, 2010**
>   **Filed July 14, 2010**
>   **File No. 333-127389**

Dear Dr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2010

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that the audit report issued by Hamilton, PC does not specifically identify each of the periods for which audited financial statements are presented in your filing (i.e., the period from inception (February 23, 2005) through March 31, 2010). Please obtain a revised report from your independent auditor and amend your filing accordingly.

2.   In connection with the preceding comment, we note the audit report issued by
        Hamilton, PC makes reference to the report of other auditors covering the
        financial statements as of and for the fiscal year ended March 31, 2009.
        However, we are unable to locate this audit report. Please amend your filing to
        include such report.

Item 9A – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 10

3.   It does not appear that you have disclosed management's conclusion regarding the
        effectiveness of your disclosure controls and procedures as of the end of the
        period covered by this annual report (i.e., as of March 31, 2010). Please revise.
        Refer to Item 307 of Regulation S-K.

4.   In connection with the preceding comment, please tell us how the noted
        deficiencies in your filing affected management's conclusions regarding the
        effectiveness of your (1) disclosure controls and procedures and (2) internal
        control over financial reporting as of March 31, 2010. If you continue to believe
        that your (1) disclosure controls and procedures and (2) internal control over
        financial reporting are effective, please provide us with a discussion of the factors
        you considered in reaching this conclusion. Alternatively, please disclose
        management's revised conclusion on the effectiveness of your (1) disclosure
        controls and procedures and (2) internal control over financial reporting (i.e., not
        effective as of March 31, 2010).

Exhibit 31 – Section 302 Certifications

5.   We note that your Section 302 certifications do not comply with the required
        language in the following respects:
        •   Reference should be made to "internal control over financial reporting (as
            defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" in the head note to
            paragraph 4 of Item 601(31) of Regulation S-K;
        •   The disclosure required by paragraph 4(b) of Item 601(31) of Regulation S-K
            was omitted.
        Please revise these certifications accordingly and confirm that the required
        language will be provided in future Exchange Act filings.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or me at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief